

Mail Stop 7010

September 11, 2008

via U.S. mail and facsimile

Timothy C. Coxson, CFO
Avalon Holdings Corporation
One American Way
Warren, Ohio 44484-5555

> **RE: Avalon Holdings Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 20, 2008**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and**
> **June 30, 2008**
> **File No. 1-14105**

Dear Mr. Coxson:

        We have reviewed your response letter filed on EDGAR on August 27, 2008, and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your responses to comments 1-3 and 8-9 in our letter dated August 15, 2008. Please file the amended forms related to these comments. Please note that your 302 certifications filed in such amendments should refer to the appropriate filing in the first paragraph (i.e., Amendment No. 1 to Form 10-K). Once you have filed your amendments, we may have further comment.

Exhibit 13.1

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 2

Critical Accounting Policies, page 7

2. We note your response to comment 6 in our letter dated August 15, 2008, including
the draft disclosure you intend to include in future filings. Based on this disclosure, it
appears that you are primarily relying on the reversal of your deferred tax liabilities
for the recognition of your deferred tax assets. If this is correct, please revise your
disclosure in future filings to state that the $1,239,0000 of deferred tax liabilities will
reverse in the same period and jurisdiction and is of the same character as the
temporary differences giving rise to the $1,258,0000 of deferred tax assets.
Otherwise, please disclose the amount of future taxable income you need to generate
and are relying upon in your assessment as to the realizability of your deferred tax
assets.

* * * *

   As appropriate, please respond to these comments and file your amended
documents within 10 business days or tell us when you will provide us with a response
and amendments. Please furnish a letter on EDGAR that keys your responses to our
comments and provides any requested supplemental information. Detailed response
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

   You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her
absence, me at (202) 551-3355, if you have questions regarding comments on the
financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief